Filed by Sipex Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No. 1-33403

This filing relates to the proposed merger of Exar Corporation, a Delaware corporation (“Exar”) and Sipex Corporation, a Delaware corporation (“Sipex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar, and Sipex.

233 South Hillview Drive Milpitas, CA 95035 TEL: 408.934.7500 www.sipex.com

May 22, 2007

Dear Supplier:

I am pleased to share with you some important and exciting news about Sipex.

On May 8, 2007 Sipex Corporation announced that we had approved a definitive agreement to merge with Exar Corporation. This important strategic combination of two highly complementary companies broadens our offerings and positions us to improve our service and support capabilities, enabling us to better meet the needs of our combined worldwide customer base. This stock-for-stock transaction, which we expect to complete in the third calendar quarter 2007, is an attractive growth opportunity for both companies. We believe it will build significant value for both Exar and Sipex stockholders. We believe it will significantly enhance our ability to create value for our customers by enabling us to offer them an even broader range of products and solutions. Importantly, we also believe it will enhance the value of our relationship with and for you.

The combined company will be known as Exar Corporation, will be headquartered in Fremont, California. Upon completion of the transaction, Ralph Schmitt will become chief executive officer and president, and Richard Leza will remain the chairman of the board of directors. The new Exar will continue to be listed on the NASDAQ Global Market. For more details on the transaction please refer to the press release announcing this transaction posted on our website www.sipex.com.

For the combined company, meeting the needs of customers will continue to be our top priority. This should mean increased opportunities for our loyal and dedicated suppliers who have worked with us so well in the past. Although it is still too early to predict precisely what opportunities there will be, I believe that current, innovative Sipex suppliers will share in the benefits of this transaction. For now, I want to assure you that all contracts, purchase orders, shipping locations and relationships remain in place exactly as before, as will the personnel with whom you currently deal at Sipex. As detailed plans take shape, we intend to seek your input about the new opportunities that will be available to you and your company.

If you have any questions about our merger with Exar, please contact your usual Sipex representative. Meanwhile, on behalf of all of us at Sipex thank you for your continuing interest and support.

Sincerely yours,

Joel Camarda

Senior Vice President of Operations

Sipex Corporation

Additional Information and Where You Can Find It

Exar will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.